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THOMAS G. BROCKINGTON
Direct Dial: (714) 641-3466
E-mail: tbrockington@rutan.com                      January 10, 2005



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0406

Attn:  Matthew Benson, Esq.

         Re:      Superior Galleries, Inc.
                  Registration Statement on Form SB-2
                  Commission File No. 333-119253
                  -----------------------------------


Dear Mr. Benson:

         We are concurrently filing Amendment No. 2 to the Registration Statement on Form SB-2 of Superior Galleries, Inc., File No. 333-119253. This letter is in response to your comment letter of December 16, 2004. The paragraph numbers set forth below correspond to the paragraph numbers set forth in your December 16, 2004 letter. The page number references below are to the page numbers of this Amendment No. 2 to the Registration Statement, not Amendment No. 1.

         Please note that in addition to amending the Registration Statement in response to your comments, we have also amended it to register the resale of an additional 180,000 shares of common stock, which were issued in a private transaction to a single purchaser on January 4, 2005.

         The following are our responses to your comments.

The high level of our debt may limit our ability....
----------------------------------------------------

1. As requested, we have revised the disclosure in the risk factor captioned "The high level of our debt..." on page 6 to indicate that we may need to incur more indebtedness to service our current indebtedness.

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Securities and Exchange Commission
January 10, 2005
Page 2



Our Series B Preferred Stock and Series D Preferred Stock have antidilution
---------------------------------------------------------------------------
terms...
--------

2. As requested, we have deleted the mitigating language in the last three sentences in the risk factor headed "Our Series B Preferred Stock and Series D Preferred Stock..." In order to do so, we have deleted these sentences in their entirety.

Management's Discussion and Analysis
------------------------------------

For the Three Months Ended September 30, 2004 and 2003
------------------------------------------------------

3. We have revised the disclosure in the Management's Discussion and Analysis section, on page 19 under "For the Three Months Ended September 30, 2004 and 2003-Total Revenue," to describe the planned upgrades to the Company's e-commerce functionality and the associated costs.

Years Ended June 30, 2004 and 2003
----------------------------------

4. We have revised the disclosure in the Management's Discussion and Analysis section, on page 23 under "Years Ended June 30, 2004 and 2003-Selling, General and Administrative Expenses," to provide additional information regarding the estimated cost savings from the consolidation of the Company's facilities, and the partially offsetting costs from additional staff and marketing and advertising expenses.

5. We have added additional disclosure on page 22 under "Cost of Sales" to describe the principal factors that affect the Company's cost of sales from year to year, and thus its gross margin. We have described these factors on an aggregate basis, as we assume that you are not asking that we analyze cost of sales factors on a coin-by-coin basis. We have added disclosure to make it clear that cost of sales on an aggregate basis, and thus gross margin, is a function of two variables: the volume of sales of coins and the price the Company pays for those coins. We have explained the principal factors that affect the price the Company pays for coins. The factors that affect the Company's revenue, such as aggressive pricing to the Company's customers, do not affect cost of sales.

Financing Activities
--------------------

6. Please note that the loan from the Company's CEO is not callable or payable on demand. As disclosed in the third paragraph under "Financing Activities - Debt" on page 25, this note requires monthly interest payments and quarterly principal payments of $50,000. In addition, $150,000 of deferred principal payments will be due March 31, 2005. Thus, there is no risk that the CEO will require immediate payment of the deferred portion of the outstanding balance, since he is not entitled to do so. If the Company desires to obtain a further extension of the deferred portion of the loan in March 2005, but the CEO is unwilling to provide such an extension, the Company will be obligated to liquidate sufficient inventory to make this payment.. We have added disclosure to this effect at the end of this paragraph.

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Securities and Exchange Commission
January 10, 2005
Page 3



7. Please note that the Company has now negotiated a payment schedule with the holder of the $2,500,000 loan referred to in this comment. The agreement that sets forth the new payment schedule is attached as
         Exhibit 10.18, and there is disclosure in the Management's Discussion and Analysis section under "Financing Activities - Debt" on page 24 that describes this arrangement. There is disclosure under "The high level of our debt..." on page 6 in the Risk Factors section that describes the Company's options if its debt is not renewed when it becomes due, and that also describes the Company's past practice of renegotiating debt where feasible.

Business
--------

Competition
-----------

8. We have revised the disclosure under "Competition" on page 33 to more clearly describe the Company's methods of competition.

Management
----------

9. You are advised that none of the companies referred to in Mr. Gollihugh's bio are reporting companies. Disclosure to this effect has been added to the Registration Statement.

Employment Agreements
---------------------

10. We have filed as Exhibit 10.19 the agreement by which Mr. DiGenova has confirmed in writing his prior verbal waiver of rights to a bonus based on the Company's capitalization. This agreement also extends his current employment agreement to March 31, 2005.

Certain Relationships and Related Transactions
----------------------------------------------

11. As requested, we have disclosed that the Company believes that the terms of the transactions described under this heading were comparable to those that could have been obtained from an unrelated third party.

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Securities and Exchange Commission
January 10, 2005
Page 4



Principal and Selling Shareholders
----------------------------------

12. As requested, we have added disclosure under this heading regarding the purchase of the referenced securities for investment intent, and the absence of agreements, etc. to distribute these securities. See footnote 9 under this table.

13. We have revised the "Shares Being Offered" column in the Principal and Selling Shareholder chart to reflect that the number of shares held by Stanford Venture Capital Holdings, Inc., including those held by its four employees, is the same as the number being offered, and therefore the number shown in the column under "Shares Beneficially Owned After the Offering" will be zero. The "Shares Being Offered" column previously erroneously excluded those being sold by the Stanford employees.

Financial Statement for the Year Ended June 30, 2004
----------------------------------------------------

Independent Auditors' Report
----------------------------

14. The auditors have corrected the language of the report of Singer Lewak Greenbaum & Goldstein LLP to indicate that they audited the balance sheet of the Company only for 2004.

Statement of Cash Flows
-----------------------

15. As requested, we have revised the heading on the Statement of Cash Flows on Page F-9.

Note 1. Summary of Significant Accounting Policies
--------------------------------------------------

Shipping and Handling
---------------------

16. We submit that shipping income and the related shipping costs are immaterial. The Company records shipping income as part of net sales and records shipping expense as part of selling, general and administrative expenses. For the year ended June 30, 2003 the Company recorded $19,000 of shipping income and $41,000 of shipping expense. This shipping income represented 0.1% of revenues, and the shipping expense represented 0.6% of selling, general and administrative expenses. For the year ended June 30, 2004 the Company recorded $22,000 of shipping income (0.1% of revenues) and $47,000 of shipping expense (0.8% of selling, general and administrative expenses). For the three month period ended September 30, 2004 the Company recorded $6,000 of shipping income (0.1% of revenues) and $13,000 of shipping expense (0.7% of selling, general and administrative expenses).

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Securities and Exchange Commission
January 10, 2005
Page 5



Note 2. Inventories
-------------------

17. We have revised a portion of Note 2 to the Financial Statements to more accurately reflect the Company's practices with respect to occasional joint ownership of coins.

         You are supplementally advised that at June 30, 2004 and 2003 the Company had no inventory that was held in partnership, and any partnership interests of third parties in coins that existed during those years were bought out by the Company prior to the sale of the corresponding rare coins. At September 30, 2004, the Company's inventory included $27,600 of inventory representing the Company's half interest in rare coins. The Company did not sell any coins that were held in partnership for the three month period ending September 30, 2004. In December 2004 the Company bought out the partnership interest in the rare coins that were held at September 30, 2004, and thus held a 100% interest in these coins at December 31, 2004.

         Subsequent to the year ended June 30, 2002, the Company significantly reduced the number of rare coin purchase transactions that involved partnerships, as the Company instead relied on general corporate debt and extended payment terms from vendors to finance its inventory purchases.

         When coins are held in partnership with customers or vendors, the Company equally shares in the risk of loss in market value. Upon the sale of a coin that is held in partnership, the Company shares in the risk of accounts receivable collection, but in practice the Company generally collects funds in advance of delivery or provides terms to known dealers. The Company has had a very low instance of bad debts for these and its other transactions. Either partner has the right to sell and market the coin and take possession, and title to the rare coins is held jointly. The identity of the partner that maintains possession of the coin will depend on the circumstances. If a partner has a potential customer, that partner will normally take possession of the coin to show the customer. A partner may also take possession for purposes of showing the coin at a trade show or sales event. The only instance where our partner may not take possession of the coin is where that partner does carry adequate insurance; in this instance, the Company would maintain possession of the coin.

Note 11. Equity
---------------

Sale and Redemption of Series A Convertible Preferred Stock
-----------------------------------------------------------

18. The redemption provision for the Company's Series A Preferred Shares that was exercised provides solely that the shareholders are entitled to redeem one-tenth of the shares held by them each quarter, starting March 31, 2004. There is no provision with regard to an acceleration of the redemption of the remaining shares, if there is a default in the redemption of any portion of the shares. As a result, the Company's accounting treatment of showing both a long-term and short-term portion of the redemption is correct.

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Securities and Exchange Commission
January 10, 2005
Page 6



Financial Statements for the Quarter Ended September 30, 2004
-------------------------------------------------------------

Note 9. Contingencies
---------------------

Legal Proceedings
-----------------

19. We have added to Footnote 12 the disclosure that appears in the body of the Prospectus, which states: "The Company is not currently involved in any such litigation which it believes could have a material adverse effect on its financial condition or results of operations."

Part II
-------

Exhibits
--------

20.      Exhibit 10.17 appears in Amendment No. 1 immediately after Exhibit
         10.16. It seems that in the Edgarization process, a separate exhibit tag was not created for Exhibit 10.17. However, while that Exhibit was in fact filed, we have filed it again in this Amendment, so that it appears with the proper Exhibit tag.

Form 10-KSB for the Year Ended June 30, 2004
--------------------------------------------

21. This will confirm that the Company will amend its Annual Report on Form 10-KSB for the year ended June 30, 2004 to reflect the changes made in response to the Staff's comments on the this Registration Statement.

Form 10-QSB for the Quarter Ended September 30, 2004
----------------------------------------------------

22. This will confirm that the Company will amend its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 to reflect the changes made in response to the Staff's comments on the this Registration Statement.

Item 3. Controls and Procedures
-------------------------------

23. This confirms that the Company will amend Item 3 of its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 as required by your comment 23.

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Securities and Exchange Commission
January 10, 2005
Page 7



         I look forward to discussing the foregoing with you at your convenience. My direct phone number is (714) 641-3466.

                                                     Very truly yours,

                                                     RUTAN & TUCKER, LLP


                                                     /S/ Thomas G. Brockington
                                                     -------------------------
                                                     Thomas G. Brockington
TGB:dh